November 4, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Ms. Karen J. Garnett

Re:	The Howard Hughes Corporation
Amendment No. 2 to Registration Statement on Form 10-12B
Filed October 29, 2010
File No. 001-34856

Dear Ms. Garnett:

On behalf of our client, The Howard Hughes Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 3 to the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 001-34856), together with certain exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of November 3, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

Investment Agreements, page 10

1.             Please disclose the number of shares of your common stock that each Plan Sponsor will receive pursuant to the investment agreements.  Also please state the number of shares your Plan Sponsors will receive in the distribution of common stock in connection with your separation from General Growth Properties, Inc.

The Company has revised the disclosure on page 10 of the Registration Statement to state that Brookfield Investor, Pershing Square, Fairholme and the Blackstone Investors will receive 2,424,618, 1,212,309, 1,212,309 and 400,764 shares of our common stock, respectively, pursuant to the Investment Agreements and the Blackstone Designation.  The Company has also revised its disclosure to explain that, of the

Plan Sponsors and Blackstone, only Pershing Square will receive shares of our common stock pursuant to the Distribution, and it will be receive 2,355,709 shares.

Risk Factors, page 45

2.             We note your disclosure on page 45 that additional risks that you currently do not know about or that you currently believe to be immaterial may also impair your business operations which could result in the loss of investment.  Please revise to clarify that you have disclosed all material risks and remove the references to additional risks that have not been disclosed.

The Company has revised the disclosure on page 45 of the Registration Statement to clarify that it has disclosed all material risks and has removed the references to additional risks that it has not disclosed.

Item 2.  Financial Information page 59

Notes to Pro Forma Condensed Combined Financial Information page 64

3.             You disclose in footnote (7) that $48.5 million of pre-petition mechanics and materialmens’ liens are excluded since they will be retained by GGP at emergence.  You also note that the amount is expected to be substantially lower than this amount due to settlement activity since June 30, 2010.  Please clarify if these amounts are included in the historical balance sheet and your basis for the inclusion/exclusion.  Also, please clarify if the obligations of THHC will increase as a result of the settlement activity since June 30, 2010.

The Company has revised the disclosure in footnote (7) on page 65 of the Registration Statement to clarify that the adjustment eliminates $48.5 million of pre-petition mechanics and materialmens’ liens payable included in the Company’s Historical Combined Balance Sheet and to explain that such amounts are excluded from the Company’s Pro Forma Combined Balance Sheet because any remaining amounts due related to these liabilities at the Effective Date will be retained by GGP in accordance with the Plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Results of Operations

Six Months Ended June 30, 2010 and 2009

Master Planned Communities Segment

Certain Significant Combined Revenues and Expenses, page 73

4.             We note your response to comment 39 in our letter dated September 24, 2010 and your revised disclosures.  Please expand your disclosure on page 73 to additionally discuss the significant assumptions relied upon in your undiscounted cash flow analyses specifically for the properties that were not impaired but had impairment indicators and fair values less than carrying values as of June 30, 2010.  In addition, please disclose a sensitivity analysis of these significant assumptions.

The Company has revised the disclosure on page 73 of the Registration Statement to discuss the significant assumptions relied upon in its undiscounted cash flow analyses specifically for the properties that were not impaired but had impairment indicators and fair values less than carrying values as of June 30, 2010 and to provide a sensitivity analysis of these significant assumptions.

Properties, page 90

5.             Please disclose the type of leases you generally have with your tenants.  To the extent your properties are net leased, please revise to separately disclose base rent amounts and common area maintenance charges per square foot.

The Company has revised its disclosure on page 90 of the Registration Statement to disclose that the Company’s leases generally require tenants to pay base rent and common area maintenance charges.  The Company has revised footnote (3) on page 90 to disclose that the amounts listed in the table under the heading Average Sum of Rent and Recoverable Common Area Costs per Square Foot include common area maintenance charges of $12.83, $3.99 and $8.02 for each of Ward Centers, All Other Strategic Development and Total, respectively.

6.             We note your response to comment 18 in our letter dated October 25, 2010 and revised footnote (3) to the table on page 90.  Please expand the footnote to clarify whether base rent has been adjusted for rent reductions, tenant concessions and abatements.

The Company has revised footnote (3) on page 90 of the Registration Statement to clarify that base rent has been adjusted for rent reductions, tenant concessions and abatements.

Security Ownership of Certain Beneficial Owners and Management, page 90

7.             We note the disclosure on pages 10 and 56 that at the Effective Date, Brookfield Investor, and Pershing Square will own 13.7% and 12.0% of your outstanding common stock, respectively, assuming exercise of all outstanding warrants.  Please reconcile these amounts with the beneficial ownership amounts shown in the table on page 92.

The Company respectfully advises the Staff that the percentages of beneficial ownership presented in the table on page 92 of the Registration Statement were calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and thus, as disclosed on page 92, only include the shares issuable upon the exercise of the warrants held by the relevant beneficial holder in the denominator of the calculation, whereas the ownership percentages presented on pages 11 and 56 reflect the shares owned assuming the exercise of all outstanding warrants (including shares issuable upon the exercise of warrants held by Fairholme even though not exercisable within 60 days).  The Company has revised the disclosure on pages 11, 15, 55 and 56 to clarify that such ownership percentages include the shares issuable upon exercise of the Fairholme warrants, which are exercisable only upon 90 days’ notice.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Registration Statement as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/MATTHEW D. BLOCH

Matthew D. Bloch